EXHIBIT 8.1
LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction
Andina Inversiones Societarias S.A.	Chile
Andina Bottling Investments Dos S.A.	Chile
Andina Bottling Investments S.A.	Chile
Envases Multipack S.A.	Chile
Servicios Multivending Ltda.	Chile
Transportes Andina Refrescos Ltda.	Chile
Vital Aguas S.A.	Chile
Vital S.A.	Chile
Rio de Janeiro Refrescos Ltda.	Brazil
Embotelladora del Atlántico S.A.	Argentina
Abisa Corp. S.A.	British Virgen Islands
RJR Investments Corp.	British Virgen Islands